

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 8, 2015

Via E-mail
Tamara Semenova
Chief Executive Officer
Code Navy
9891 Irvine Center Drive, Suite 200
Irvine, California 92618

> **Re: Code Navy**
> **Registration Statement on Form S-1**
> **Filed December 12, 2014**
> **File No. 333-200911**

Dear Ms. Semenova:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1.   You appear to be a shell company as defined in Rule 405, because you appear to have no or nominal operations and no or nominal assets. As such, you should disclose that you are a shell company on your prospectus cover page and add a risk factor that highlights the consequences of shell company status. Discuss the prohibition on the use of Form S-8 by shell companies; enhanced reporting requirements imposed on shell companies; and the conditions that must be satisfied before restricted and control securities may be resold in reliance on Rule 144. Also, describe the potential impact on your ability to attract additional capital through subsequent unregistered offerings.

2.   Please provide us with a legal analysis as to whether you qualify as an "emerging growth company" as defined in the Jumpstart Our Business Startups Act and, if so, please disclose that fact in your filing.

Cover Page

3.   Disclosure that assumes the maximum number of shares being offered will be sold is generally not appropriate in the context of a best efforts offering without a minimum component. Please revise to remove the bottom row of the table on this page. In text, you may state the amount of proceeds that would be raised if you indicate that there are no assurances that all or any of the offered shares will be sold.

4.   Please remove all references to a trading market for the company's common stock as this information does not appear sufficiently significant to include on the cover page. Refer to Item 501 of Regulation S-K.

Prospectus Summary

Code Navy, page 2

5.   Please revise to disclose that you are a development stage company. Also, revise throughout so that references to your business consistently refer to your proposed business and prominently state that there can be no assurances that your efforts to implement your business plan will succeed. Please make corresponding revisions in the Business section.

6.   Please revise to disclose the number of programmers you have added to your database.

Risk Factors, page 3

7.   Please revise to include a caption for each risk factor that concisely describes an uncertainty or condition confronted by your company and that states the risk to the company or its potential investors posed by the uncertainty or condition you identify.

8.   Please add a risk factor that discusses the risks of managing a business from Ukraine that proposes to operate near California and seeks clients in the western United States.

Risks Related to the Common Stock, page 3

9.   Please revise to remove statements here and throughout your prospectus that the company trades on the Pink Sheets. References to the Pink Sheets should indicate that it is a quotation service, not an exchange or system on which stocks are traded. Please also revise to disclose the frequency with which quotations and trades have occurred in the past year.

10.   Please tell us whether you plan to register your common stock under the Exchange Act. If you do not plan to file a '34 Act registration statement before the effective date of your '33 Act registration statement, include a risk factor alerting investors that because your

common stock will not be registered under the Exchange Act, you will not be a fully reporting company but only subject to the reporting obligations imposed by Section 15(d) of the Exchange Act.

11.   To the extent that your reporting obligations will be imposed by Section 15(d), please add a risk factor that explains the effect on investors of the automatic reporting suspension under Section 15(d) of the Exchange Act, as well as the inapplicability of the proxy rules, Section 16 of the Exchange Act and the bulk of the tender offer regulations. Please make similar revisions to the disclosure under "Additional Information" on page 6.

Risks Relating to the Business Itself, page 5

12.   We note your disclosure that your management will devote five to ten hours per week to the business of the Company. Please revise to disclose any potential conflicts of interest that may arise from other business activities of the sole officer. In this regard, we note your disclosure on page 15 that Ms. Semenova is currently the owner of TUI franchising.

Plan of Operation

Plan of Operations, page 10

13.   You have included a hyperlink to www.yachtworld.com in support of the data you cite. Please refer to footnote 41 of Securities Act Release No. 7856 and revise your document or advise.

Business

Background, page 12

14.   In your response letter, please tell us whether Qele Resources engaged in any mineral exploration activities on Fiji and, if so, describe the nature of those activities as well as an analysis of whether those activities may have resulted in potential future liabilities of the Company pursuant to merger or similar agreements. Please also describe the nature of Brand Neue Corp.'s and Culture Media Holdings Corp.'s consumer products activities and whether those activities generated contingent liabilities that should be disclosed in this filing.

15.   Please tell us the nature of the series of disputes between current and former management and Code Navy (NV) and how those disputes were resolved or whether they remain outstanding. Please provide us with an analysis as to whether those disputes pose any material risks or uncertainties that should be disclosed in your filing.

16.   There appear to be significant discrepancies between this section and Note 1 to the financial statements. For example, the change in domicile from a Nevada corporation to

a Wyoming corporation appears to involve a transaction that is not described in this section. Please revise to describe this transaction in a materially complete manner.

17. Please clarify how Code Navy may have terminated operations in late 2014 yet it was dormant until it was acquired by Ms. Semenova in March 2014.

18. Please note that it is inappropriate to include disclosure that assumes the prospective occurrence of a reverse stock split; particularly in this case where FINRA has declined to process your application until the cease trade order by the Province of British Columbia is lifted.

19. Please tell us the legal implications of FINRA's refusal to process your application to change the company's name from Culture Medium Holdings Corp. to Code Navy. Please also tell us whether this has any impact on your ability to change the domicile of your company from Nevada to Wyoming.

20. Please revise to disclose the status of the 1-for-2000 reverse stock split that is pending approval with FINRA. Specifically, please tell us whether you have provided notice to FINRA that conforms with Rule 10b-17 and the date on which you intend to effect the reverse stock split.

Offshore Programming Industry, page 13

21. Please provide us with a copy of the UN Information Economy Report 2012 that you cite in this section and mark the pages that contain the information supporting the claims you make in this section.

Business Progress, page 13

22. Please tell us the extent to which you have commenced the marketing of your programmers in 2014 as described in this section.

Management

Directors and Executive Officers, page 15

23. Please revise to briefly describe Ms. Semenova's job responsibilities at Turtess Travel LLC and TUI franchising.

Executive Compensation, page 15

24. Please revise to provide the information required by Item 404(n) of Regulation S-K for the company's last two completed fiscal years and the subsequent interim period.

Report of Independent Registered Public Accounting Firm, page 20

25.   Please revise to include an audit report that refers to all of the periods covered by the report (i.e., June 30, 2014 and the Period from Inception (June 9, 2014) through June 30, 2014) in both the scope and opinion paragraphs. Refer to Rule 2-02(a) and (c) of Regulation S-X.

26.   We note on page 27 in Note 2 that "the Company's independent registered public accounting firm has raised substantial doubt about the Company's ability to continue as a going concern." However, the audit report does not include an explanatory paragraph regarding the company's ability to continue as a going concern. Please revise to clarify this inconsistency. Refer to paragraph 11 of AU Section 508.

Financial Statements, page 21

27.   We note from your disclosure on page 25 that you are a development stage company. Please revise the filing to label each of your financial statements as such.   Please also revise to present the Statement of Operations and Statements of Cash Flows for the cumulative period from inception through September 30, 2014. In addition, please include the caption, "deficit accumulated during the development stage" within your Stockholders´ Equity section of your Balance Sheet. Refer to ASC 915-205-45-2.

28.   Your financial statements include material errors and omissions that need correction to comply with generally accepted accounting principles in the United States of America. Revise the financial statements to address the following:

   •   Ensure the financial statements total accordingly (i.e., the Statement of Operations for the period ending June 30, 2014 does not total).

   •   Ensure the financial statements refer to the correct period (i.e., the Statements of Cash Flows lists the period June 8, 2014 (Inception) through June 30, 2014 when inception is otherwise noted as June 9, 2014 elsewhere in the filing).

   •   Ensure non-cash transactions are reported as supplemental information to your Statements of Cash Flows (i.e., issuance of 100 million shares for business plan valued at $5,000). Alternatively, tell us why inclusion within statement is appropriate.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Megan Akst, Senior Staff Accountant, at (202) 551- 3407 or Patrick Gilmore, Accounting Branch Chief, at (202) 551- 3406 if you have questions regarding comments on the financial statements and related matters. You may contact Jeff Kauten, Attorney-Advisor, at (202) 551-3447 if you have any other questions or, in his absence, me at (202) 551-3462.

Sincerely,

/s/ Mark P. Shuman

Mark P. Shuman
Branch Chief – Legal

cc: <u>Via E-mail</u>
        Jehu Hand, Esq.
        Hand & Hand, P.C.